Exhibit 99.51

ENERGY FUELS INC.

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DUNDEE SECURITIES LTD.

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CIBC MELLON TRUST COMPANY

SUBSCRIPTION RECEIPT AGREEMENT

Providing for the Issue of up to 35,500,500 Subscription Receipts

June 21, 2012

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- iii -

SUBSCRIPTION RECEIPT AGREEMENT

THIS SUBSCRIPTION RECEIPT AGREEMENT dated as of the 21st day of June, 2012.

BETWEEN:

ENERGY FUELS INC., a corporation existing
under the laws of Ontario

(hereinafter the “Corporation”);

OF THE FIRST PART

AND:

DUNDEE SECURITIES LTD., a corporation
having an address at 1 Adelaide Street East, Suite
2700, Toronto, Ontario, M5C 2V9

(hereinafter the “Lead Agent”);

OF THE SECOND PART

AND:

CIBC MELLON TRUST COMPANY, a trust
company existing under the laws of Canada

(hereinafter the “Subscription Receipt Agent”).

OF THE THIRD PART

WHEREAS the Corporation proposes to issue and sell up to 35,500,500 Subscription Receipts (as hereinafter defined) to be constituted and issued as herein provided;

AND WHEREAS the Corporation is authorized to create and issue the Subscription Receipts as herein provided and to complete the transactions contemplated herein;

AND WHEREAS all things necessary have been done and performed to make the Subscription Receipts, when certified by the Subscription Receipt Agent and issued and delivered as herein provided, legal, valid and binding obligations of the Corporation with the benefits of and subject to the terms of this Agreement;

AND WHEREAS the foregoing recitals are made as representations by the Corporation and not by the Subscription Receipt Agent;

AND WHEREAS the Subscription Receipt Agent has agreed to enter into this Agreement and to hold all rights, interests and benefits contained herein for and on behalf of those persons who from time to time become holders of Subscription Receipts issued pursuant to this Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that for good and valuable consideration mutually given, the receipt and sufficiency of which are hereby acknowledged by each of the Corporation, the Lead Agent and the Subscription Receipt Agent, the Corporation hereby appoints the Subscription Receipt Agent as agent for the Subscription Receiptholders (as hereinafter defined), to hold all rights, interests and benefits contained herein for and on behalf of those persons who from time to time become holders of Subscription Receipts issued pursuant to this Agreement, and the Corporation, the Lead Agent and the Subscription Receipt Agent hereby covenant, agree and declare as follows:

ARTICLE ONE
INTERPRETATION

Section 1.01 Definitions

In this Agreement and in the Subscription Receipt Certificates, unless there is something in the subject matter or context inconsistent therewith:

(a)	“Agency Agreement” means the agency agreement dated June 21, 2012 entered into among the Corporation and the Agents with respect to the Offering of the Subscription Receipts;

(b)	“Agents” means collectively, Dundee Securities Ltd., Haywood Securities Inc., Scotia Capital Inc. and Versant Partners Inc.;

(c)	“Agents’ Commission” means the cash commission equal to 6% of the aggregate gross proceeds of the Offering payable to the Agents pursuant to the Agency Agreement;

(d)

“Applicable Legislation” means such provisions of any statute of Canada or of a Province thereof, and of regulations under any such statute, relating to subscription receipt agreements or to the rights, duties and obligations of corporations and of subscription receipt agents under subscription receipt agreements, as are from time to time in force and applicable to this Agreement;

(e)	“Arrangement Agreement” means the arrangement agreement dated May 23, 2012 between the Corporation and Denison setting forth the terms and conditions for the Transaction;

(f)	“Authorized Investments” has the meaning attributed thereto in Section 6.02 hereof;

(g)	“BEO System” means the book-based securities transfer system administered by CDS in accordance with its operating rules and procedures in force from time to time;

(h)

“Business Day” means any day that is not a Saturday, Sunday or statutory holiday in Toronto, Ontario or a day when the principal corporate trust office of the Subscription Receipt Agent in the City of Toronto, Ontario, is not generally open to the public for the transaction of business;

(i)	“CDS” means CDS Clearing and Depository Services Inc.;

(j)	“Closing” means the closing of the purchase and sale of the Subscription Receipts;

(k)	“Closing Date” means June 21, 2012 or such other earlier or later date as the Corporation and the Lead Agent may agree;

(l)	“Common Shares” means the common shares in the authorized capital of the Corporation;

(m)

“Conversion Date” means with respect to any Subscription Receipt converted by the Subscription Receipt Agent in accordance with subsection 4.01(a) hereof, the day on which the Subscription Receipt Agent is required to convert such Subscription Receipt pursuant to subsection 4.01(a) hereof;

(n)	“Corporation” means Energy Fuels Inc. and includes any successor corporation to or of Energy Fuels Inc. which shall have complied with the provisions of Section 9.02 hereof;

(o)	“Corporation’s auditors” means KPMG LLP or such other firm of chartered accountants appointed as the auditor of the Corporation;

(p)	“Counsel” means a barrister or solicitor or a firm of barristers and solicitors, who may be counsel for the Corporation, acceptable to the Subscription Receipt Agent;

(q)	“Denison” means Denison Mines Corp., a corporation existing under the laws of Ontario;

(r)	“Denison US Group” means collectively, DMHC, White Canyon and each of the direct and indirect subsidiaries of DMHC;

(s)

“Director” means a director of the Corporation for the time being, and reference without more to action by the Directors means action by the Directors of the Corporation as a board or, to the extent empowered, by a committee of the board, in each case by resolution duly passed;

(t)	“DMHC” means Denison Mines Holdings Corp., a corporation existing under the laws of the State of Delaware, U.S.;

(u)	“Effective Date” means the date of this Agreement;

(v)	“Escrow Funds” means the aggregate of the Initial Escrowed Proceeds together with any interest accrued and actually earned thereon;

(w)	“Escrow Release Conditions” means the following conditions precedent to the conversion of the Subscription Receipts and the release of the Escrow Funds hereunder:

(i)

all conditions, undertakings and other matters to be satisfied, completed and otherwise met prior to the completion of the Transaction have been satisfied, completed, waived or otherwise met, or are capable of being satisfied, completed or met, other than the satisfaction of closing conditions for which the release of the Escrow Funds is required, substantially in accordance with the Arrangement Agreement, on terms satisfactory to the Lead Agent, acting reasonably; and

(ii) the Corporation has received all necessary third party, shareholder, court, regulatory and other approvals to complete the Transaction, on terms satisfactory to the Lead Agent, acting reasonably;

(x)	“Escrow Release Deadline” means 5:00 p.m. (Toronto time) on July 31, 2012;

(y)	“Exchange” means the Toronto Stock Exchange, including its successors and assigns;

(z)	“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(aa)	“Extraordinary Resolution” has the meaning attributed thereto in Section 8.13 and Section 8.16 hereof;

(bb)	“Global Subscription Receipts” has the meaning attributed thereto in Section 2.09(a) hereof;

(cc)	“Indemnified Person” has the meaning attributed thereto in Section 10.06(b) hereof;

(dd)	“Initial Escrowed Proceeds” means the Proceeds less an amount representing 50% of the Agents’ Commission;

(ee)	“Lead Agent” means Dundee Securities Ltd.;

(ff)	“Offering” means the issue and sale of the Subscription Receipts pursuant to the Agency Agreement;

(gg)	“Person” includes an individual, corporation, partnership, trustee, unincorporated organization or any other entity whatsoever, and words importing persons have a similar extended meaning;

(hh)	“Proceeds” means the gross proceeds of the Offering of $8,165,115;

(ii)	“Regulation S” means Regulation S under the U.S. Securities Act;

(jj)

“Regulatory Authorities” means the Canadian provincial securities commissions or securities regulatory authorities in the United States and/or a jurisdiction outside of Canada and the United States where a holder of Subscription Receipts is resident;

(kk)	“Release Date” means the date, which must be a date prior to the Termination Date, on which the Subscription Receipt Agent receives the Release Notice executed by the Corporation and the Lead Agent;

(ll)	“Release Notice” means a written notice in the form set out in Schedule B attached hereto executed by each of the Corporation and the Lead Agent;

(mm)	“Release Time” means the time, prior to the Termination Time, that the Subscription Receipt Agent receives the Release Notice from the Corporation and the Lead Agent;

(nn)	“Representing Party” has the meaning attributed thereto in Section 6.06 hereof;

(oo)	“SEC” means the United States Securities and Exchange Commission;

(pp)

“Securities” means the Subscription Receipts, the Units, the Common Shares and Warrants issuable upon the conversion of the Subscription Receipts, and the Common Shares issuable upon the due exercise if the Warrants;

(qq)

“Share Consolidation” means the proposed share consolidation of the common shares of the Corporation on the basis of one (1) post-consolidation common share for each ten (10) common shares of the Corporation outstanding, which if approved by shareholders of the Corporation, shall not be effected by the Corporation prior to the earlier of the Release Time and the Termination Time;

(rr)	“Subscription Receipt Agent” means CIBC Mellon Trust Company and includes its successors and assigns;

(ss)	“Subscription Receipt Certificate” means a certificate representing one or more Subscription Receipts substantially in the form of the certificate attached hereto as Schedule A;

(tt)	“Subscription Receiptholders” or “holders” means the persons for the time being entered in a register of holders described in Section 3.01 hereof as holders of Subscription Receipts;

(uu)

“Subscription Receiptholders’ Request” means an instrument, signed in one or more counterparts by Subscription Receiptholders who hold in the aggregate not less than 25% of the total number of Subscription Receipts then outstanding, requesting the Subscription Receipt Agent to take some action or proceeding specified therein;

(vv)

“Subscription Receipts” means the subscription receipts created and issued pursuant to Section 2.01(a) and Section 2.01(b) hereof and authorized for issue hereunder and represented by Subscription Receipt Certificates issued and certified in accordance with the provisions hereof and that have not at the particular time expired, been purchased by the Corporation or converted;

(ww)	“Termination Date” means the earlier of:

(i)

the date on which the Subscription Receipt Agent receives a Termination Notice, provided that if such Termination Notice is not received on a Business Day or is received after 5:00 p.m. (Toronto time) on a Business Day, then the Termination Date shall be the next Business Day; and

(ii)	the Escrow Release Deadline;

(xx)	“Termination Notice” has the meaning attributed thereto in Section 5.01(g) hereof;

(yy)	“Termination Time” means 5:00 p.m. (Toronto time) on the Termination Date;

(zz)

“this Subscription Receipt Agreement”, “this Agreement”, “hereto”, “hereunder”, “hereof”, “herein”, “hereby” and similar expressions mean or refer to this Subscription Receipt Agreement and any Agreement, deed or instrument supplemental or ancillary hereto, and the expressions “article”, “section”, “subsection”, “paragraph”, “subparagraph”, “clause” and “subclause” followed by a number mean the specified article, section, subsection, paragraph, subparagraph, clause or subclause of this Agreement;

(aaa)

“Transaction” means the Corporation’s acquisition, directly or indirectly, of all of the shares and inter-company indebtedness of the Denison US Group, pursuant to the terms and conditions of the Arrangement Agreement;

(bbb)	“Unit” means a unit of the Corporation issuable on the conversion of a Subscription Receipt; each Unit consisting of one Common Share and one- half of one Warrant;

(ccc)	“United States” means the United States as that term is defined in Regulation S;

(ddd)	“U.S. Legend” has the meaning attributed thereto in Section 4.05(b) hereof;

(eee)	“U.S. Person” means a “U.S. Person” as that term is defined in Regulation S;

(fff)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(ggg)

“Warrant” means a Common Share purchase warrant entitling the holder thereof to acquire one Common Share at a price of $0.265 per Common Share until June 21, 2015 issued pursuant to the warrant indenture between the Corporation and CIBC Mellon Trust Company governing the terms and conditions of the Warrants;

(hhh)	“White Canyon” means White Canyon Uranium Limited, a corporation existing under the laws of Australia; and

(iii)

“Written Order of the Corporation”, “Written Request of the Corporation”, “Written Consent of the Corporation”, “Written Direction of the Corporation” and “Certificate of the Corporation” mean a written order, request, consent, direction and certificate, respectively, signed in the name of the Corporation by any director or officer of the Corporation or by any other individual to whom such signing authority is delegated by the directors from time to time, and may consist of one or more instruments so executed respectively.

Section 1.02 Words Importing the Singular

(a)	Words Importing the Singular: Words importing the singular include the plural and vice versa and words importing a particular gender or neuter include both genders and neuter.

(b)

Interpretation Not Affected by Headings, Etc.: The division of this Agreement into articles, sections, subsections, paragraphs, subparagraphs, clauses and subclauses, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(c)

Day Not a Business Day: If the day on or before which any action which would otherwise be required to be taken hereunder is not a Business Day in the place where the action is required to be taken, that action will be required to be taken on or before the requisite time on the next succeeding day that is a Business Day.

(d)	Time of the Essence: Time will be of the essence in all respects in this Agreement and with respect to the Subscription Receipt Certificates.

(e)	Currency: Except as otherwise stated, all dollar amounts herein and in the Subscription Receipt Certificates are expressed in Canadian dollars.

Section 1.03 Applicable Law

This Agreement, any amendment, addendum or supplement hereto, and all other documents relating hereto shall be governed by and construed in accordance with the internal laws of the Province of Ontario, and the federal laws of Canada applicable therein, governing contracts made and to be performed wholly therein, and without reference to its principles governing the choice or conflict of laws. The Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of the Province of Ontario with respect to any dispute related to or arising from this Agreement.

ARTICLE TWO
THE SUBSCRIPTION RECEIPTS

Section 2.01 Creation and Issue of Subscription Receipts

(a)

Creation of Subscription Receipts: 35,500,500 Subscription Receipts entitling the holders thereof to be issued an aggregate of 35,500,500 Units, consisting of 35,500,500 Common Shares and 17,750,250 Warrants, on the terms and subject to the conditions herein provided, are hereby created and authorized for issue at a price of $0.23 for each Subscription Receipt.

(b)

Certification of Subscription Receipts: Upon the issue of the Subscription Receipts and upon receipt of the issue price therefor, Subscription Receipt Certificates issued to purchasers resident in the United States shall be executed by the Corporation and delivered to the Subscription Receipt Agent, manually certified by the Subscription Receipt Agent upon the Written Order of the Corporation and delivered by the Subscription Receipt Agent to the Corporation or to the order of the Corporation pursuant to a Written Direction of the Corporation, without any further act of or formality on the part of the Corporation and without the Subscription Receipt Agent receiving any consideration therefor. The Corporation shall direct the Subscription Receipt Agent to proceed by way of a non-certificated issue with respect to the Subscription Receipts to be issued to non-U.S. purchasers. Such Subscription Receipts will be registered in the name of and deposited with CDS or its nominee in the BEO System.

Section 2.02 Terms of Subscription Receipts

(a)

Conversion Terms: Each Subscription Receipt issued hereunder will entitle the holder thereof, upon the automatic conversion thereof in accordance with the provisions of Article Four hereof, and without payment of any additional consideration, to be issued one Common Share and one-half of one Warrant.

(b)

Cancellation: In the event that (i) the Release Notice is not delivered to the Subscription Receipt Agent prior to the Termination Time or (ii) a Termination Notice is delivered to the Subscription Receipt Agent by the Corporation, then all of the Subscription Receipts shall, without any action on the part of the holders thereof (including the surrender of Subscription Receipt Certificates), be cancelled by the Subscription Receipt Agent and holders of Subscription Receipts shall thereafter have no rights thereunder except to receive, and the Subscription Receipt Agent shall pay to such holders from the Escrow Funds, an amount equal to $0.23 per Subscription Receipt together with any pro-rata interest accrued and actually earned thereon (less any withholding tax required to be withheld in respect thereof) in accordance with subsection 6.03(b) hereof. In the event the Escrow Funds are not sufficient to reimburse the Subscription Receiptholders as per this subsection, the Corporation will contribute to the Escrow Funds such amount as may be necessary to satisfy any shortfall.

Section 2.03 Form of Subscription Receipt Certificates

(a)

Form: The Subscription Receipt Certificates (including the certificate of the Subscription Receipt Agent endorsed thereon) will be substantially in the form of the certificate attached hereto as Schedule A, will be dated as of the date hereof, will bear such distinguishing letters and numbers, with the approval of the Subscription Receipt Agent, and such legends as the Corporation may prescribe, and will be issuable in any whole number denomination.

(b)

Production: The Subscription Receipt Certificates may be engraved, lithographed or printed (the expression “printed” including for purposes hereof both original typewritten material as well as mimeographed, mechanically, photographically, photostatically or electronically reproduced, typewritten or other written material), or partly in one form and partly in another, as the Corporation may determine.

(c)

U.S. Legends: Certificates representing Subscription Receipts originally issued to a U.S. Person, a Person in the United States or to a Person purchasing for the account or benefit of a U.S. Person or a Person in the United States, as well as all certificates issued in exchange for or in substitution of such certificates representing Subscription Receipts, shall bear the U.S. Legend.

(d)

Canadian Legends: Certificates representing Subscription Receipts issued to a Person, other than a U.S. Person, a Person in the United States or to a Person for the account or benefit of a U.S. Person or a Person in the United States, as well as certificates issued in exchange for or in substitution of thereof, shall bear the following legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE OCTOBER 22, 2012.”

and such other legend or legends required by Regulatory Authorities or the Exchange.

Section 2.04 Signing of Subscription Receipt Certificates

(a)

Signing Officers: The Subscription Receipt Certificates shall be signed by any one officer or any one director of the Corporation or by any other individual to whom such signing authority is delegated by the directors of the Corporation from time to time.

(b)

Signatures: The signature of any officer or director of the Corporation or any individual referred to in subsection 2.04(a) hereof may be a manual signature, engraved, lithographed or printed in facsimile and Subscription Receipt Certificates bearing such facsimile signature will, subject to Section 2.05 hereof, be binding on the Corporation as if they had been manually signed by such officer or director of the Corporation or individual.

(c)

No Longer Officer: Notwithstanding that any individual whose manual or facsimile signature appears on a Subscription Receipt Certificate as one of the officers or directors of the Corporation referred to in subsection 2.04(a) hereof no longer holds the same or any other office with, or is no longer a director of, the Corporation at the date of issue of any Subscription Receipt Certificate or at the date of certification or delivery thereof, such Subscription Receipt Certificate will, subject to Section 2.05 hereof, be valid and binding on the Corporation.

Section 2.05 Certification by Subscription Receipt Agent

(a)

Certification: No Subscription Receipt Certificate will be issued or, if issued, will be valid or entitle the holder to the benefits hereof until it has been certified by manual signature by or on behalf of the Subscription Receipt Agent substantially in the form of the certificate attached hereto as Schedule A or in such other form as may be approved by the Subscription Receipt Agent. The certification by the Subscription Receipt Agent on a Subscription Receipt Certificate will be conclusive evidence as against the Corporation that such Subscription Receipt Certificate has been issued hereunder and that the holder thereof is entitled to the benefits hereof.

(b)

Certification No Representation: The certification by the Subscription Receipt Agent on any Subscription Receipt Certificate issued hereunder will not be construed as a representation or warranty by the Subscription Receipt Agent as to the validity of this Agreement or such Subscription Receipt Certificate (except the due certification thereof) or as to the performance by the Corporation of the obligations thereof under this Agreement, and the Subscription Receipt Agent shall in no respect be liable or answerable for the use made of any Subscription Receipt Certificate or of the consideration therefor, except as otherwise specified herein.

Section 2.06 Subscription Receipts to Rank Pari Passu

All Subscription Receipts will rank pari passu whatever may be the actual dates of issue of the Subscription Receipt Certificates by which they are represented.

Section 2.07 Issue in Substitution for Lost Certificates, Etc.

(a)

Substitution: If any Subscription Receipt Certificate becomes mutilated or is lost, destroyed or stolen, the Corporation, subject to applicable law and to subsection 2.07(b) hereof, will issue, and thereupon the Subscription Receipt Agent will certify and deliver, a new Subscription Receipt Certificate of like tenor and bearing the same legends as the one mutilated, lost, destroyed or stolen in exchange for and in place of and on surrender and cancellation of such mutilated certificate or in lieu of and in substitution for such lost, destroyed or stolen certificate.

(b)

Cost of Substitution: The applicant for the issue of a new Subscription Receipt Certificate pursuant to this Section 2.07 shall bear the reasonable cost of the issue thereof and in the case of loss, destruction or theft shall, as a condition precedent to the issue thereof:

(i)

furnish to the Corporation and to the Subscription Receipt Agent such evidence of ownership and of the loss, destruction or theft of the Subscription Receipt Certificate to be replaced as is satisfactory to the Corporation and to the Subscription Receipt Agent in their discretion, acting reasonably;

(ii)	if so requested, furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and to the Subscription Receipt Agent in their discretion, acting reasonably; and

(iii)	pay the reasonable charges of the Corporation and the Subscription Receipt Agent in connection therewith.

Section 2.08 Subscription Receiptholder not a Shareholder

Nothing in this Agreement or in the holding of a Subscription Receipt represented by a Subscription Receipt Certificate, or otherwise, shall be construed as conferring on any Subscription Receiptholder any right or interest whatsoever as a shareholder of the Corporation, including but not limited to, any right to vote at, to receive notice of, or to attend any meeting of shareholders or any other proceeding of the Corporation or any right to receive any dividend or other distribution.

Section 2.09 Global Subscription Receipts

(a)

Global Subscription Receipts: Until the termination of the BEO System, Subscription Receipt Certificates, other than those issued to a U.S. Person, a Person in the United States or a Person purchasing for the account or benefit of a U.S. Person or a Person in the United States (who will receive individual Subscription Receipt Certificates bearing the U.S. Legend), will only be issued in the form of one or more global Subscription Receipt Certificates (the “Global Subscription Receipts”) which will be registered in the name of and deposited with CDS or its nominee.

(b)

BEO System: Until the termination of the BEO System, owners of the beneficial interests in the Subscription Receipts, other than those issued to a U.S. Person, a person in the United States or a person purchasing for the account or benefit of a U.S. Person or a person in the United States (who will receive individual certificates), shall not be entitled to have Subscription Receipts registered in their names, shall not receive or be entitled to receive Subscription Receipt Certificates in definitive form and shall not be considered owners or holders thereof under this Agreement or any supplemental agreement except in circumstances where CDS resigns or is removed from its responsibility and the Subscription Receipt Agent is unable or does not wish to locate a qualified successor. Beneficial interests in Subscription Receipts represented by the Global Subscription Receipts will be represented only through the BEO System. Transfers of Subscription Receipts between CDS participants shall occur in accordance with CDS’ rules and procedures and applicable securities laws. Neither the Corporation nor the Subscription Receipt Agent shall have any responsibility or liability for any aspects of the records relating to or payments made by CDS, or its nominee, on account of the beneficial interests in the Subscription Receipts. Nothing herein shall prevent the owners of beneficial interests in the Subscription Receipts from voting such Subscription Receipts using duly executed proxies in accordance with CDS’ rules and procedures.

(c)

Rights of Subscription Receiptholders: All references herein to actions by, notices given or payments made to Subscription Receiptholders shall, where Subscription Receipts are represented by the Global Subscription Receipts, refer to actions taken by, or notices given or payments made to, CDS upon instruction from the CDS participants in accordance with CDS’ rules and procedures. For the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Subscription Receiptholders evidencing a number and/or a specified percentage of the aggregate Subscription Receipts outstanding, such direction or consent may be given by holders of Subscription Receipts acting through CDS and the CDS participants owning Subscription Receipts evidencing the requisite number and/or percentage of the Subscription Receipts. The rights of a Subscription Receiptholder whose Subscription Receipts are represented by the Global Subscription Receipts shall be exercised only through CDS and the CDS participants and shall be limited to those established by law and agreements between such holders and CDS and/or the CDS participants or upon instructions from the CDS participants. Each of the Subscription Receipt Agent and the Corporation may deal with CDS for all purposes (including the making of payments) as the authorized representative of the respective Subscription Receiptholders and such dealing with CDS shall constitute satisfaction or performance, as applicable, of their respective obligations hereunder.

(d)

Notices and Terminations: For so long as Subscription Receipts are represented by the Global Subscription Receipts, if any notice or other communication is required to be given to such Subscription Receiptholders, the Subscription Receipt Agent will give such notices and communications (i) to CDS and (ii) if required by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, to such proximate intermediaries who are required to be given such notices and communications and who will notify beneficial owners as required by such instrument.

(e)

Termination: If CDS notifies the Corporation or the Subscription Receipt Agent that it is unwilling or unable to continue as depository in connection with the Global Subscription Receipts, or if at any time CDS ceases to be a clearing agency or otherwise ceases to be eligible to be a depository, and the Subscription Receipt Agent is unable or does not wish to locate a qualified successor, the Corporation shall direct CDS to surrender the Global Subscription Receipts to the Subscription Receipt Agent with instructions for registration of Subscription Receipts in the names and in the amounts specified by CDS and the Corporation shall issue and the Subscription Receipt Agent shall certify and deliver the aggregate number of Subscription Receipts then outstanding in the form of definitive Subscription Receipt Certificates representing such Subscription Receipts.

(f)

Legend. For so long as Subscription Receipts are represented by the Global Subscription Receipts, the certificates representing such receipts shall bear the following legend, or such other legend as may be prescribed by CDS from time to time:

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO ENERGY FUELS INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.”

ARTICLE THREE
REGISTRATION AND OWNERSHIP OF SUBSCRIPTION RECEIPTS AND EXCHANGE OF SUBSCRIPTION RECEIPT CERTIFICATES

Section 3.01 Registration of Subscription Receipts

(a)

Register: The Corporation shall cause to be kept by the Subscription Receipt Agent, at its principal office in Toronto, Ontario a register of holders in which shall be entered the names and addresses of the holders of Subscription Receipts and particulars of the Subscription Receipts held by them.

(b)

Inspection: The registers referred to in subsection 3.01(a) hereof, and any branch register maintained pursuant to subsection 3.01(c) hereof, will at all reasonable times during the regular business hours of the Subscription Receipt Agent be open for inspection by the Corporation and any Subscription Receiptholder. The Subscription Receipt Agent will from time to time when requested to do so in writing by the Corporation or any Subscription Receiptholder (upon payment of the reasonable charges of the Subscription Receipt Agent) furnish the Corporation or such Subscription Receiptholder with a list of the names and addresses of holders of Subscription Receipts entered on such registers and showing the number of Subscription Receipts held by each such holder.

(c)

Location of Registers: The Corporation may at any time and from time to time change the place at which the registers referred to in subsection 3.01(a) hereof are kept, cause branch registers of holders to be kept, in each case subject to the approval of the Subscription Receipt Agent, at other places and close such branch registers or change the place at which such branch registers are kept. Notice of all such changes or closures shall be given by the Corporation to the Subscription Receipt Agent and to the holders of Subscription Receipts in accordance with Section 11.01(c) hereof.

Section 3.02 Exchange of Subscription Receipt Certificates

(a)

Exchange: One or more Subscription Receipt Certificates may at any time prior to the Termination Time, on compliance with the reasonable requirements of the Subscription Receipt Agent, be exchanged for one or more Subscription Receipt Certificates of different denominations representing in the aggregate the same number of Subscription Receipts as the Subscription Receipt Certificate or Subscription Receipt Certificates being exchanged.

(b)

Place of Exchange: Subscription Receipt Certificates may be exchanged only at the principal office of the Subscription Receipt Agent in Toronto, Ontario or at any other place designated by the Corporation with the approval of the Subscription Receipt Agent.

(c)	Cancellation: Any Subscription Receipt Certificate tendered for exchange pursuant to this Section 3.02 shall be surrendered to the Subscription Receipt Agent and cancelled.

(d)

Execution: The Corporation will sign all Subscription Receipt Certificates in accordance with Section 2.04 hereof necessary to carry out exchanges pursuant to this Section 3.02 and such Subscription Receipt Certificates will be certified by the Subscription Receipt Agent.

(e)

Subscription Receipt Certificates: Subscription Receipt Certificates exchanged for Subscription Receipt Certificates that bear any of the legends set forth in Section 2.03 hereof shall bear the same legends.

Section 3.03 No Charges for Exchange

No charge will be levied on a presenter of a Subscription Receipt Certificate pursuant to this Agreement for the exchange of any Subscription Receipt Certificate.

Section 3.04 Ownership of Subscription Receipts

(a)

Owner: The Corporation and the Subscription Receipt Agent may deem and treat the person in whose name any Subscription Receipt is registered as the name appears on the Register, as the absolute owner of such Subscription Receipt for all purposes, and such person will for all purposes of this Agreement and the Subscription Receipts be and be deemed to be the absolute owner thereof, and the Corporation and the Subscription Receipt Agent will not be affected by any notice or knowledge to the contrary except as required by statute or by order of a court of competent jurisdiction.

(b)

Rights of Registered Holder: The registered holder of any Subscription Receipt will be entitled to the rights represented thereby free from all equities and rights of set-off or counterclaim between the Corporation and the original or any intermediate holder thereof and all persons may act accordingly, and the issue and delivery to any such registered holder of the Common Shares issuable pursuant thereto (or the payment of amounts payable in respect thereof pursuant to Section 2.02(b)) will be a good discharge to the Corporation and the Subscription Receipt Agent therefor and neither the Corporation nor the Subscription Receipt Agent will be bound to inquire into the title of any such registered holder.

Section 3.05 Transfer of Subscription Receipts

The Subscription Receipts are not transferable without the prior written consent of the Corporation.

ARTICLE FOUR
CONVERSION OF SUBSCRIPTION RECEIPTS

Section 4.01 Conversion by Subscription Receipt Agent

(a)

Conversion by Subscription Receipt Agent: Upon receipt by the Subscription Receipt Agent of the Release Notice pursuant to Section 4.01(c) hereof, all Subscription Receipts will be automatically converted by the Subscription Receipt Agent for and on behalf of the holder thereof and the holder thereof shall, without any action on the part of the holder thereof (including the surrender of any Subscription Receipt Certificate), be deemed to have subscribed for the Common Shares and Warrants comprising the Units issuable upon the conversion of such holder’s Subscription Receipts.

(b)

Rights on Conversion by Subscription Receipt Agent: The holder of any Subscription Receipt converted pursuant to subsection 4.01(a) hereof shall have no rights thereunder except the right to receive the certificates representing the Common Shares and Warrants comprising the Units issuable upon conversion of the Subscription Receipts. Notwithstanding the above, BEO System certificates representing the Common Shares and Warrants may be issued in registered form to CDS or its nominee, as registered global securities to be deposited with CDS on the Release Date, in which case the holders of Common Shares and Warrants will not receive physical certificates representing the holder’s Common Shares and Warrants, or the Corporation may proceed by way of a non-certificated issue, with Common Shares and Warrants to be registered in the name of and deposited with CDS or its nominee in the BEO System.

(c)

Delivery of Release Notice: Immediately prior to the closing of the Transaction, the Corporation will deliver to the Lead Agent a Release Notice duly executed by the Corporation. Upon receipt of the Release Notice from the Corporation, the Lead Agent will review the Release Notice and, unless the Lead Agent in good faith contests any of the statements contained therein, the Lead Agent will, immediately prior to the closing of the Transaction:

(i)	execute the Release Notice in acknowledgement thereof; and

(ii)	deliver the Release Notice, jointly executed by the Corporation and the Lead Agent, to the Subscription Receipt Agent.

(d)

Direction of Subscription Receipt Agent: The holders of Subscription Receipts hereby irrevocably authorize and direct the Subscription Receipt Agent to convert the Subscription Receipts pursuant to subsection 4.01(a) hereof.

(e)

Release of Escrow Funds: Upon receipt of the Release Notice jointly executed by the Corporation and the Lead Agent and conversion of the Subscription Receipts in accordance with Section 4.01(c) hereof, the Subscription Receipt Agent will release the Proceeds in accordance with Section 6.03(a) hereof.

Section 4.02 Effect of Conversion

(a)

Effect of Conversion: Upon the conversion of any Subscription Receipts in accordance with Section 4.01(a) and Section 4.01(c) hereof, the Subscription Receipt Certificates shall be cancelled and of no further force or effect, and the Common Shares and Warrants comprising the Units thereby issuable will be deemed to have been validly issued and allotted, and the person or persons to whom such Common Shares and Warrants are to be issued will be deemed to have become the holder or holders of record thereof, on the Conversion Date, unless the transfer registers for the Common Shares and Warrants are closed on that date, in which case such Common Shares and Warrants will be deemed to have been issued and such person or persons will be deemed to have become the holder or holders of record thereof on the date on which such transfer registers are reopened, but such Common Shares and Warrants will be issued on the basis of the number of Common Shares and Warrants to which such person or persons were entitled on the Conversion Date. The certificates representing the Common Shares and Warrants which are issued to a holder of Subscription Receipts upon the conversion of Subscription Receipts by the Subscription Receipt Agent pursuant to subsection 4.01(a) hereof shall be issued in the name of such holder.

(b)

Mailing of Certificates: Within three Business Days after the Conversion Date, the Subscription Receipt Agent shall mail to the person or persons the certificates in whose name or names the Common Shares and Warrants thereby issued have been issued at their respective addresses thereof.

Section 4.03 No Fractional Common Shares

After the aggregation of the number of Common Shares and Warrants to be issued to each holder of Subscription Receipts and on the conversion of the Subscription Receipts, the Corporation will not be obligated to issue any fraction of a Common Share. A Subscription Receiptholder shall not be entitled to receive a cash payment or any other compensation in respect of any fraction of a Common Share and any such fraction shall be rounded down to the next whole number of Common Shares.

Section 4.04 Recording

The Subscription Receipt Agent will record the particulars of each Subscription Receipt converted, which particulars will include the name and address of each person to whom the Common Shares and Warrants are thereby issued, the number of Common Shares and Warrants so issued and the Conversion Date in respect thereof. Within five Business Days after the Conversion Date the Subscription Receipt Agent will provide such particulars in writing to the Corporation.

Section 4.05 Securities Restrictions

(a)

General: No Common Shares or Warrants will be issued pursuant to the conversion of any Subscription Receipt if the issue of such Common Shares or Warrants would constitute a violation of the securities laws of any jurisdiction and, without limiting the generality of the foregoing, the certificates representing the Common Shares and Warrants thereby issued will bear such legend or legends as may, in the opinion of counsel to the Corporation, be necessary or advisable in order to avoid a violation of any securities laws of any jurisdiction or to comply with the requirements of any stock exchange on which the Common Shares are then listed, provided that if, at any time, in the opinion of counsel to the Corporation, such legend or legends are no longer necessary or advisable in order to avoid a violation of any such laws or requirements, or the holder of any such legended certificate, at the expense thereof, provides the Corporation with evidence satisfactory in form and substance to the Corporation (which may include an opinion of counsel satisfactory to the Corporation) to the effect that such holder is entitled to sell or otherwise transfer such Common Shares and Warrants in a transaction in which such legend or legends are not required, such legended certificate may thereafter be surrendered to the Corporation in exchange for a certificate which does not bear such legend or legends.

(b)

U.S. Legend: Until such time as the same is no longer required under the applicable requirements of the U.S. Securities Act or applicable securities laws and regulations of the states or other U.S. jurisdictions, certificates representing Subscription Receipts and certificates representing Common Shares and Warrants issued upon the exercise of such Subscription Receipts in accordance with this Agreement (and each Subscription Receipt Certificate and Common Share and Warrant Certificate issued in exchange therefore or in substitution or transfer thereof) originally issued to a U.S. Person, a Person in the United States or to a Person purchasing for the account or benefit of a U.S. Person or a Person in the United States shall bear the following legend (the “U.S. Legend”):

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE OCTOBER 22, 2012.

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF ENERGY FUELS INC. (THE “COMPANY”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT, IN EACH CASE IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED TO THE COMPANY’S TRANSFER AGENT AND, IN THE CASE OF TRANSFERS PURSUANT TO (B) ABOVE, THE COMPANY’S TRANSFER AGENT MAY REQUIRE SUCH A LEGAL OPINION.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

ARTICLE FIVE
COVENANTS

Section 5.01 General Covenants

The Corporation covenants with the Subscription Receipt Agent and the Lead Agent that so long as any Subscription Receipts remain outstanding:

(a)

Maintenance: The Corporation will use its commercially reasonable efforts to at all times maintain its corporate existence, carry on and conduct its business, and that of its material subsidiaries, in a proper, efficient and business-like manner and keep or cause to be kept proper books of account in accordance with generally accepted accounting principles.

(b)

Reservation of Common Shares: The Corporation will reserve and conditionally allot for the purpose and keep available sufficient unissued Common Shares to enable it to satisfy its obligations on the conversion of the Subscription Receipts and the exercise of the Warrants issuable upon conversion of the Subscription Receipts.

(c)

Issue of Common Shares and Warrants: The Corporation will cause the Common Shares and Warrants comprising the Units to be issued pursuant to the conversion of the Subscription Receipts in accordance with the provisions of this Agreement and the terms hereof and all Common Shares that are issued on the conversion of the Subscription Receipts will be fully paid and non- assessable shares of the Corporation.

(d)

Open Registers: The Corporation will cause the Subscription Receipt Agent to keep open the registers of holders referred to in Section 3.01 hereof as required by such section and will not take any action or omit to take any action which would have the effect of preventing the Subscription Receiptholders from receiving any of the Common Shares and Warrants issued upon conversion.

(e)

Filings: The Corporation will make all requisite filings, including filings with appropriate Regulatory Authorities if required, in connection with the conversion of the Subscription Receipts and the issue of the Common Shares and Warrants in connection therewith.

(f)

Reporting Issuer: The Corporation will make all requisite filings, including filings under applicable laws to remain a reporting issuer in each of the provinces and territories of Canada in which it is currently a reporting issuer, or the equivalent thereof.

(g)

Termination Notice: The Corporation will forthwith provide written notice (the “Termination Notice”) to the Subscription Receipt Agent and the Lead Agent and cause a copy thereof to be sent to each holder of Subscription Receipts if the Arrangement Agreement is terminated for any reason prior to the Escrow Release Deadline and in connection with the Termination Notice the Corporation shall direct the Subscription Receipt Agent by a Written Direction of the Corporation to return all Proceeds and any interest accrued and actually earned thereon since the Effective Date to the Subscription Receiptholders.

(h)

Notice of Termination Date: If the Release Notice shall not have been provided in accordance with the provisions hereof on or prior to the Termination Date, the Corporation shall send or cause to be sent to each holder of Subscription Receipts written notice advising of that fact and that the Subscription Receipts have been cancelled in accordance with Section 2.02(b), and such notice shall be sent within three Business Days after the Termination Date.

(i)

Record Dates: The Corporation shall provide at least 14 days’ written notice to each holder of Subscription Receipts of any record date to be set or declared by the Corporation with respect to any meeting or written resolution of holders of Common Shares.

(j)

General Performance: Generally, the Corporation will well and truly perform and carry out all acts and things to be done by it as provided in this Agreement or in order to consummate the transactions contemplated hereby.

(k)

SEC Matters: The Corporation confirms that as at the date of execution of this Agreement it (i) does not have a class of securities registered pursuant to Section 12 of the Exchange Act or have a reporting obligation pursuant to Section 15(d) of the Exchange Act; and (ii) is exempt from the reporting requirements of the Exchange Act pursuant to Rule 12g3-2(b) under the Exchange Act. The Corporation covenants that in the event that (i) any class of its securities shall become registered pursuant to Section 12 of the Exchange Act or the Corporation shall incur a reporting obligation pursuant to Section 15(d) of the Exchange Act; (ii) it ceases to be a “foreign issuer” within the meaning of Regulation S under the U.S. Securities Act; or (iii) any such registration or reporting obligation shall be terminated by the Corporation in accordance with the Exchange Act, the Corporation shall promptly deliver to the Subscription Receipt Agent an officers’ certificate (in a form provided by the Subscription Receipt Agent) notifying the Subscription Receipt Agent of such registration or termination and such other information as the Subscription Receipt Agent may require at the time. The Corporation acknowledges that the Subscription Receipt Agent is relying upon the foregoing representation and covenants in order to meet certain SEC obligations with respect to those clients who are filing with the SEC.

(l)	Reorganizations and Share Issuances: Except as contemplated by the Transaction and the Share Consolidation, the Corporation will not do any of the following:

(i)

issue common shares of the Corporation or securities convertible or exchangeable into common shares of the Corporation other than pursuant to (A) the conversion of the Subscription Receipts; (B) the exercise of any other securities exercisable to acquire Common Shares outstanding at the date hereof; or (C) pursuant to the terms of the Arrangement Agreement;

(ii)

(A) subdivide or redivide the outstanding common shares of the Corporation into a greater number of Common Shares (B) consolidate, reduce or combine the outstanding Common Shares into a lesser number of common shares or (C) reclassify the outstanding common shares of the Corporation, change the Common Shares into other shares or otherwise reorganize the shares of the Corporation;

(iii)

issue, distribute or dividend to all or substantially all of the holders of Common Shares (A) shares of any class, rights, options or warrants to acquire Common Shares or securities convertible into or exchangeable for Common Shares (B) evidence of the Corporation’s indebtedness or (C) any property or other assets; or

(iv)

undertake (A) any reorganization of the Corporation or any consolidation, amalgamation, arrangement, merger or other form of business combination of the Corporation with or into any other Person or other entity other than a direct or indirect wholly-owned subsidiary of the Corporation or (B) any sale, lease, exchange or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to any other Person or entity other than a direct or indirect wholly-owned subsidiary of the Corporation or a liquidation, dissolution or winding-up of the Corporation.

Any notices or deliveries required to be provided to holders of Subscription Receipts hereunder shall be sent by prepaid mail or delivery to each holder of Subscription Receipts at the address of such holder appearing on the register of Subscription Receipts maintained hereunder.

Section 5.02 Remuneration and Expenses of Subscription Receipt Agent

The Corporation will pay to the Subscription Receipt Agent from time to time reasonable remuneration for the services thereof hereunder and will, on the request of the Subscription Receipt Agent, pay to or reimburse the Subscription Receipt Agent for all reasonable expenses, disbursements and advances made or incurred by the Subscription Receipt Agent in the administration or execution of the duties and obligations hereof (including reasonable compensation and disbursements of its counsel and other advisers and assistants not regularly in the employment thereof), both before any default hereunder and thereafter until all duties of the Subscription Receipt Agent hereunder have been finally and fully performed, except any such expense, disbursement or advance that arises out of or results from gross negligence, wilful misconduct or bad faith of the Subscription Receipt Agent. In no event shall any amount payable to the Subscription Receipt Agent hereunder be paid out of the Proceeds or accrued interest thereon unless the Proceeds and accrued interest are, at the time of payment, payable to the Corporation.

Section 5.03 Notice of Issue

The Corporation will give written notice of and make all requisite filings respecting the issue of securities pursuant to the conversion of the Subscription Receipts, in such detail as may be required, to each Regulatory Authority in each jurisdiction in Canada in which there is legislation or regulations requiring the giving of any such notice in order that such issue of securities and the subsequent disposition of the securities so issued will not be subject to the prospectus requirements, if any, of such legislation or regulations.

Section 5.04 Performance of Covenants by Subscription Receipt Agent

If the Corporation fails to perform any of the obligations thereof under this Agreement, the Subscription Receipt Agent may notify the Subscription Receiptholders of such failure or may itself perform any of such obligations capable of being performed by the Subscription Receipt Agent, but under no obligation to do so, and the Subscription Receipt Agent will notify the Subscription Receiptholders that it is so doing. All amounts expended or advanced by the Subscription Receipt Agent in so doing will be repayable as provided in Section 5.02 hereof. No such performance, expenditure or advance by the Subscription Receipt Agent will relieve the Corporation of any default or of its continuing obligations hereunder.

ARTICLE SIX
 DEPOSIT OF PROCEEDS AND
CANCELLATION OF SUBSCRIPTION RECEIPTS

Section 6.01 Deposit of Proceeds in Trust

The Initial Escrowed Proceeds shall be deposited by the Agents with the Subscription Receipt Agent by way of one or more electronic wire transfers or certified cheques and retained by the Subscription Receipt Agent in a segregated account in accordance with the provisions of this Article Six. The Corporation acknowledges and agrees that it is a condition of the payment by the holders of Subscription Receipts of the issue price therefor that the Initial Escrowed Proceeds are held by the Subscription Receipt Agent in accordance with the provisions of this Article Six. The Corporation and the Lead Agent each further acknowledges and confirms that it has no interest in the Initial Escrowed Proceeds or in the interest accrued thereon unless and until the Release Notice is delivered to the Subscription Receipt Agent. The Subscription Receipt Agent shall retain the Initial Escrowed Proceeds and the interest accrued thereon for the benefit of the holders of Subscription Receipts and, upon the delivery of the Release Notice to the Subscription Receipt Agent, retroactively for the benefit of the Corporation and the Lead Agent in accordance with the provisions of this Article Six.

Section 6.02 Investment of Initial Escrowed Proceeds

Upon receipt of a direction from the Corporation, the Subscription Receipt Agent shall invest the Escrow Funds in Authorized Investments in its name in accordance with such direction. Any direction from the Corporation to the Subscription Receipt Agent shall be in writing and shall be provided to the Subscription Receipt Agent no later than 9:00 a.m. on the day on which the investment is to be made. Any such direction received by the Subscription Receipt Agent after 9:00 a.m ET. or received on a non-Business Day, shall be deemed to have been given prior to 9:00 a.m ET. the next Business Day. Any direction from the Corporation for the release of the Escrow Funds must be received prior to 11:00 a.m. ET on the day on which the release of funds is to be made. Any such direction for the release of funds received after 11:00 a.m. ET or on a non-Business Day, will be handled on a commercially reasonable efforts basis and may result in Escrow Funds being released on the next Business Day. For the purpose hereof, “Authorized Investments” means short term interest bearing or discount debt obligations issued or guaranteed by the Government of Canada or a Province or a Canadian chartered bank (which may include an Affiliate or related party of the Subscription Receipt Agent) provided that such obligation is rated at least R1 (middle) by DBRS Inc. or an equivalent rating service.

In the event that the Subscription Receipt Agent does not receive a direction or receives only a partial direction, the Subscription Receipt Agent may hold cash balances constituting part or all of the Escrow Fund and may, but need not, invest same in its deposit department, the deposit department of one of its Affiliates, or the deposit department of a Canadian chartered bank; but the Subscription Receipt Agent, its Affiliates or a Canadian chartered bank shall not be liable to account for any profit to any parties to this Subscription Receipt Agreement or to any other person or entity other than at a rate, if any, established from time to time by the Subscription Receipt Agent, its Affiliates or a Canadian chartered bank. For the purpose of this Section, “Affiliate” means affiliated companies within the meaning of the Business Corporations Act (Ontario) and includes Canadian Imperial Bank of Commerce, CIBC Mellon Global Securities Services Company and The Bank of New York Mellon and each of their Affiliates.

Section 6.03 Release of Escrow Funds

The Subscription Receipt Agent shall release the Escrow Funds by certified cheque, bank draft or wire transfer, as follows in the following circumstances:

(a)	in the event that the Release Notice is delivered to the Subscription Receipt Agent prior to the Termination Time, then the Escrow Funds will be released as follows immediately after the Release Time:

(i)	an amount representing the balance owing of the Agents’ Commission plus any interest accrued and actually earned thereon shall be released by the Subscription Receipt Agent to the Lead Agent; and

(ii)	all of the remaining Escrow Funds shall be released by the Subscription Receipt Agent to or at the direction of the Corporation;

all as provided for in the Release Notice; and

(b)

in the event that a Termination Notice is delivered to the Subscription Receipt Agent or in the event that the Release Notice has not been received by the Subscription Receipt Agent prior to the Termination Time, then the Subscription Receipt Agent shall pay the amount of $0.23 per SubscriptionReceipt, together with any pro-rata interest earned thereon, less any withholding tax required to be withheld in respect thereof (based on an opinion from the Corporation’s counsel confirming the same), to all holders of the Subscription Receipts, and shall forthwith mail or deliver, or cause to be mailed or delivered, to each Subscription Receiptholder a cheque in the amount payable at the address on the register of holders of Subscription Receipts provided herein.

Section 6.04 Proceeds Held in Trust

In addition to the other rights granted to holders of Subscription Receipts in this Agreement, until the earlier of the Termination Date and the first Business Day following the Release Date each holder of Subscription Receipts has a claim against the Proceeds held by the Subscription Receipt Agent in the amount equal to $0.23 for each Subscription Receipt held by such holder, which claim shall subsist until such time as the Common Shares and Warrants comprising the Units issuable upon the conversion of such Subscription Receipt are issued or such amount is paid in full. In the event that, prior to the earlier of the Termination and the first Business Day following the Release Date, the Corporation (i) makes a general assignment for the benefit of creditors or any proceeding is instituted by the Corporation seeking relief on behalf thereof as a debtor, or to adjudicate the Corporation a bankrupt or insolvent, or seeking liquidation, winding-up, reorganization, arrangement, adjustment or composition of the Corporation or the debts of the Corporation under any law relating to bankruptcy, insolvency, reorganization or relief of debtors, or seeking appointment of a receiver, receiver and manager, trustee, custodian or similar official for the Corporation or any substantial part of the property and assets the Corporation or the Corporation takes any corporate action to authorize any of the actions set forth above, or (ii) the Corporation shall be declared bankrupt, or a receiver, receiver and manager, trustee, custodian or similar official is appointed for the Corporation or any substantial part of its property and assets the Corporation or an encumbrancer shall legally take possession of any substantial part of the property or assets of the Corporation or a distress or execution or any similar process is levied or enforced against such property and assets and remains unsatisfied for such period as would permit such property or such part thereof to be sold thereunder, the right of each holder of Subscription Receipts to be issued Common Shares and Warrants upon the conversion of the Subscription Receipts of such holder will terminate and such holder will be entitled to assert a claim against the Proceeds by the Subscription Receipt Agent in an amount equal to $0.23 for each Subscription Receipt held by such holder plus pro-rata interest earned thereon less any withholding tax required to be withheld in respect thereof.

Section 6.05 Role as Subscription Receipt Agent

The Subscription Receipt Agent accepts its duties and responsibilities under this Agreement solely as a custodian, bailee and agent, and no trust is intended to be, or is or will be, created hereby and the Subscription Receipt Agent shall owe no duty hereunder as a trustee.

Section 6.06 Representation Regarding Third Party Interests

Each Party to this Agreement (in this Section 6.06 referred to as a “Representing Party”) hereby represents to the Subscription Receipt Agent that any account to be opened by, or interest to be held by, the Subscription Receipt Agent in connection with this Agreement, for or to the credit of such representing party, either (i) is not intended to be used by or on behalf of any third party or (ii) is intended to be used by or on behalf of a third party, in which case such representing party hereby agrees to complete, execute and deliver forthwith to the Subscription Receipt Agent a declaration of third party interest in the Subscription Receipt Agent’s prescribed form in accordance with Section 9 of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act and Regulations thereto, or in such other form as may be satisfactory to it, as to the particulars of such third party.

Section 6.07 Method of Disbursement and Delivery

(a)

Disbursements: All disbursements of money made in accordance with the provisions of this Article may be made by wire transfer as may be directed by the holders, the Corporation or the Agents, and if not so directed, by certified cheque drawn upon a Canadian Schedule I chartered bank or by official cheque drawn upon the account of the Subscription Receipt Agent made payable to or to the order of the persons entitled to disbursement and in the correct amount (less all withholding tax required to be withheld in respect thereof and based on an opinion of the Corporation’s counsel). All fees associated with the disbursement of money made in accordance with the provisions of this Article shall be borne by the Corporation.

(b)

Delivery: If the Subscription Receipt Agent delivers any such wire transfer or certified cheque as required under Section 6.07(a), the Subscription Receipt Agent shall have no further obligation or liability for the amount represented thereby, unless any such certified cheque is not paid on due presentation; provided that in the event of the non-receipt of such wire transfer or certified cheque by the payee, or the loss or destruction of such certified cheque, the Subscription Receipt Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and funding and indemnity reasonably satisfactory to it, shall initiate a new wire transfer or issue to such payee a replacement certified cheque for the amount of such wire transfer or certified cheque.

ARTICLE SEVEN
 ENFORCEMENT

Section 7.01 Suits by Subscription Receiptholders

All or any of the rights conferred on the holder of any Subscription Receipt by the terms of the Subscription Receipt Certificate representing such Subscription Receipt or of this Agreement may be enforced by such holder by appropriate legal proceedings but without prejudice to the right which is hereby conferred on the Subscription Receipt Agent to proceed in the name thereof or on behalf of the holders of Subscription Receipts to enforce each and every provision herein contained for the benefit of the Subscription Receiptholders.

Section 7.02 Limitation of Liability

The obligations hereunder are not personally binding on, nor will resort hereunder be had to the private property of, any past, present or future director, shareholder, officer, employee or agent of the Corporation, but only the property of the Corporation shall be bound in respect hereof.

ARTICLE EIGHT
|MEETINGS OF SUBSCRIPTION RECEIPTHOLDERS

Section 8.01 Right to Convene Meetings

(a)

Convening of Meeting: The Subscription Receipt Agent may at any time and from time to time convene a meeting of the Subscription Receiptholders, and will do so on receipt of a Written Request of the Corporation or a Subscription Receiptholders’ Request and on being funded and indemnified to its reasonable satisfaction by the Corporation or by one or more of the Subscription Receiptholders signing such Subscription Receiptholders’ Request against the costs which it may incur in connection with calling and holding such meeting.

(b)

Failure to Convene: If the Subscription Receipt Agent fails, within five Business Days after receipt of such written request of the Corporation or Subscription Receiptholders’ Request, funding and indemnification, to give notice convening a meeting, the Corporation or any of such Subscription Receiptholders, as the case may be, may convene such meeting.

(c)	Place of Meeting: Every such meeting will be held in Toronto, Ontario or such other place as is approved or determined by the Subscription Receipt Agent and the Corporation.

Section 8.02 Notice

(a)

Notice: At least 21 days notice of any meeting must be given to the Subscription Receiptholders, to the Subscription Receipt Agent (unless the meeting has been called by it) and to the Corporation (unless the meeting has been called by it).

(b)

Contents: The notice of the meeting must state the time when and the place where the meeting is to be held and must state briefly the general nature of the business to be transacted thereat, but it will not be necessary for the notice to set out the terms of any resolution to be proposed or any of the provisions of this Article.

Section 8.03 Chairman

Some person (who need not be a Subscription Receiptholder) designated in writing by the Subscription Receipt Agent will be chairman of the meeting or, if no person is so designated or the person so designated is not present within 15 minutes after the time fixed for the holding of the meeting, the Subscription Receiptholders present in person or by proxy may choose some person present to be chairman.

Section 8.04 Quorum

(a)

Quorum: Subject to the provisions of Section 8.13 hereof, at any meeting of Subscription Receiptholders a quorum will consist of Subscription Receiptholders present in person or by proxy at the commencement of the meeting holding in the aggregate not less than 25% of the total number of Subscription Receipts then outstanding.

(b)

No Quorum: If a quorum of Subscription Receiptholders is not present within 30 minutes after the time fixed for holding a meeting, the meeting, if summoned by Subscription Receiptholders or on a Subscription Receiptholders’ Request, will be dissolved, but, subject to Section 8.13 hereof, in any other case will be adjourned to the third following Business Day at the same time and place and no notice of the adjournment need be given.

(c)

Adjourned Meeting: At the adjourned meeting the Subscription Receiptholders present in person or by proxy will form a quorum and may transact any business for which the meeting was originally convened notwithstanding the number of Subscription Receipts that they hold.

Section 8.05 Power to Adjourn

The chairman of a meeting at which a quorum of the Subscription Receiptholders is present may, with the consent of the meeting, adjourn the meeting, and no notice of such adjournment need be given except as the meeting prescribes.

Section 8.06 Show of Hands

Every question submitted to a meeting, other than an Extraordinary Resolution, will be decided in the first place by a majority of the votes given on a show of hands and, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority will be conclusive evidence of the fact.

Section 8.07 Poll

(a)

Extraordinary Resolution: On every Extraordinary Resolution, and on every other question submitted to a meeting on which a poll is directed by the chairman or requested by one or more Subscription Receiptholders acting in person or by proxy and holding in the aggregate not less than 10% of the total number of Subscription Receipts then outstanding, a poll will be taken in such manner as the chairman directs.

(b)	Other: Questions other than those required to be determined by Extraordinary Resolution will be decided by a majority of the votes cast on the poll.

Section 8.08 Voting

On a show of hands each person present and entitled to vote, whether as a Subscription Receiptholder or as proxy for one or more absent Subscription Receiptholders, or both, will have one vote, and on a poll each Subscription Receiptholder present in person or represented by a proxy duly appointed by instrument in writing will be entitled to one vote in respect of each Subscription Receipt held by such holder. A proxy need not be a Subscription Receiptholder.

Section 8.09 Regulations

(a)	Ability to Make: The Subscription Receipt Agent, or the Corporation with the approval of the Subscription Receipt Agent, may from time to time make or vary such regulations as it thinks fit:

	(i)	for the form of instrument appointing a proxy, the manner in which it must be executed and verification of the authority of a person who executes it on behalf of a Subscription Receiptholder;

	(ii)	governing the places at which and the times by which voting certificates or instruments appointing proxies must be deposited;

	(iii)	generally for the calling of meetings of Subscription Receiptholders and the conduct of business thereof; and

(iv)

for the deposit of instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be sent by mail, cable, telex or other means of prepaid, transmitted, recorded communication before the meeting to the Corporation or to the Subscription Receipt Agent at the place where the meeting is to be held and for voting pursuant to instruments appointing proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made will be binding and effective and the votes given in accordance therewith will be valid and will be counted.

(b)

Recognition: Except as such regulations provide, the only persons who will be recognized at a meeting as the holders of any Subscription Receipts, or as entitled to vote or, subject to Section 8.10 hereof, to be present at the meeting in respect thereof, will be the registered holders of such Subscription Receipts or persons holding proxies on their behalf.

Section 8.10 The Corporation and Subscription Receipt Agent may be Represented

The Corporation and the Subscription Receipt Agent by their respective employees, officers or directors, and the counsel of the Corporation and the Subscription Receipt Agent, may attend any meeting of Subscription Receiptholders, but will have no vote as such.

Section 8.11 Powers Exercisable by Ordinary Resolution

In addition to all other powers conferred on them by the other provisions of this Agreement or by law, the Subscription Receiptholders who hold in the aggregate more than 50% of the total number of Subscription Receipts at the time outstanding will have the power at a meeting, exercisable from time to time by Ordinary Resolution, to approve a maximum 30-day extension of the Escrow Release Deadline.

Section 8.12 Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred on them by the other provisions of this Agreement or by law, the Subscription Receiptholders at a meeting will have the power, exercisable from time to time by Extraordinary Resolution:

(a)

to assent to or sanction any amendment, modification, abrogation, alteration, compromise or arrangement of any right of the Subscription Receiptholders or, with the reasonable consent of the Subscription Receipt Agent, of the Subscription Receipt Agent in its capacity as agent hereunder or on behalf of the Subscription Receiptholders against the Corporation, whether such right arises under this Agreement or otherwise, which shall be agreed to by the Corporation, and to authorize the Subscription Receipt Agent to concur in and execute any agreement supplemental hereto in connection therewith;

(b)	to amend, alter or repeal any Extraordinary Resolution previously passed;

(c)

subject to arrangements as to financing and indemnity satisfactory to the Subscription Receipt Agent, to direct or authorize the Subscription Receipt Agent to enforce any obligation of the Corporation under this Agreement or to enforce any right of the Subscription Receiptholders in any manner specified in the Extraordinary Resolution;

(d)	to direct or authorize the Subscription Receipt Agent to refrain from enforcing any obligation or right referred to in clause (c) of this Section 8.11;

(e)

to waive and direct the Subscription Receipt Agent to waive any default by the Corporation in complying with any provision of this Agreement, either unconditionally or on any condition specified in the Extraordinary Resolution;

(f)

to appoint a committee with power and authority to exercise, and to direct the Subscription Receipt Agent to exercise, on behalf of the Subscription Receiptholders, such of the powers of the Subscription Receiptholders as are exercisable by Extraordinary Resolution;

(g)

to restrain any Subscription Receiptholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any obligation of the Corporation under this Agreement or to enforce any right of the Subscription Receiptholders;

(h)

to direct any Subscription Receiptholder who, as such, has brought any suit, action or proceeding, to stay or discontinue or otherwise deal therewith on payment of the costs, charges and expenses reasonably and properly incurred by him in connection therewith;

(i)

to assent to any change in or omission from the provisions contained in the Subscription Receipt Certificates and this Agreement or any ancillary or supplemental instrument which may be agreed to by the Corporation, and to authorize the Subscription Receiptholders to concur in and execute any ancillary or supplemental Agreement embodying the change or omission;

(j)

to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation; and

(k)	from time to time and at any time to remove the Subscription Receipt Agent and appoint a successor Subscription Receipt Agent.

Section 8.13 Meaning of “Extraordinary Resolution”

(a)

Meaning: The expression “Extraordinary Resolution” when used in this Agreement means, subject to the provisions of this Section and of Section 8.16 and Section 8.17 hereof, a motion proposed at a meeting of Subscription Receiptholders duly convened for that purpose and held in accordance with the provisions of this Article Eight at which there are present in person or by proxy Subscription Receiptholders holding in the aggregate more than 25% of the total number of Subscription Receipts then outstanding and passed by the affirmative votes of Subscription Receiptholders who hold in the aggregate not less than 66 2/3% of the total number of Subscription Receipts represented at the meeting and voted on the motion.

(b)

Quorum: If, at a meeting called for the purpose of passing an Extraordinary Resolution, the quorum required by Section 8.13(a) hereof is not present within 30 minutes after the time appointed for the meeting, the meeting, if convened by Subscription Receiptholders or on a Subscription Receiptholders’ Request, will be dissolved, but in any other case will stand adjourned to such day, being not less than five Business Days or more than ten Business Days later, and to such place and time, as is appointed by the chairman.

(c)	Notice: Not less than three Business Days’ notice must be given to the Subscription Receiptholders of the time and place of such adjourned meeting.

(d)

Form of Notice: The notice must state that at the adjourned meeting the Subscription Receiptholders present in person or by proxy will form a quorum but it will not be necessary to set forth the purposes for which the meeting was originally called or any other particulars.

(e)

Quorum at Adjourned Meeting: At the adjourned meeting the Subscription Receiptholders present in person or by proxy will form a quorum and may transact any business for which the meeting was originally convened, and a motion proposed at such adjourned meeting and passed by the requisite vote as provided in Section 8.13(a) hereof will be an Extraordinary Resolution within the meaning of this Agreement notwithstanding that Subscription Receiptholders holding in the aggregate 25% of the total number of Subscription Receipts outstanding may not be present.

(f)	Poll: Votes on an Extraordinary Resolution must always be given on a poll and no demand for a poll on an Extraordinary Resolution will be necessary.

Section 8.14 Powers Cumulative

Any one or more of the powers, and any combination of the powers, in this Agreement stated to be exercisable by the Subscription Receiptholders by Extraordinary Resolution or otherwise, may be exercised from time to time, and the exercise of any one or more of such powers or any combination of such powers from time to time will not prevent the Subscription Receiptholders from exercising such power or powers or combination of powers thereafter from time to time.

Section 8.15 Minutes

Minutes of all resolutions passed and proceedings taken at every meeting of the Subscription Receiptholders will be made and duly entered in books from time to time provided for such purpose by the Subscription Receipt Agent at the expense of the Corporation, and any such minutes, if signed by the chairman of the meeting at which such resolutions were passed or such proceedings were taken, will be prima facie evidence of the matters therein stated, and, until the contrary is proved, every such meeting in respect of the proceedings of which minutes have been so made, entered and signed will be deemed to have been duly convened and held, and all resolutions passed and proceedings taken thereat to have been duly passed and taken.

Section 8.16 Instruments in Writing

Any action that may be taken and any power that may be exercised by Subscription Receiptholders at a meeting held as provided in this Article Eight may also be taken and exercised by Subscription Receiptholders who hold in the aggregate more than 50% of the total number of Subscription Receipts at the time outstanding or in the case of an Extraordinary Resolution, Subscription Receiptholders who hold in the aggregate not less than 66 2/3% of the total number of Subscription Receipts at the time outstanding, by their signing, each in person or by attorney duly appointed in writing, an instrument in writing in one or more counterparts, and the expression “Extraordinary Resolution” when used in this Agreement includes a resolution embodied in an instrument so signed.

Section 8.17 Binding Effect of Resolutions

Every resolution and every Extraordinary Resolution passed in accordance with the provisions of this Article Eight at a meeting of Subscription Receiptholders will be binding on all Subscription Receiptholders, whether present at or absent from the meeting and whether voting for or against the resolution or abstaining, and every instrument in writing signed by Subscription Receiptholders in accordance with Section 8.16 hereof will be binding on all Subscription Receiptholders, whether signatories thereto or not, and every Subscription Receiptholder and the Subscription Receipt Agent (subject to the provisions for its indemnity herein contained) will be bound to give effect accordingly to every such resolution and instrument in writing.

Section 8.18 Holdings by the Corporation and Subsidiaries Disregarded

In determining whether Subscription Receiptholders holding the required total number of Subscription Receipts are present in person or by proxy for the purpose of constituting a quorum, or have voted or consented to a resolution, Extraordinary Resolution, consent, waiver, Subscription Receiptholders’ Request or other action under this Agreement, a Subscription Receipt held by the Corporation or by a subsidiary of the Corporation will be deemed to be not outstanding. The Corporation shall provide the Subscription Receipt Agent with a certificate of the Corporation providing details of any Subscription Receipts held by the Corporation or by a subsidiary of the Corporation upon the written request of the Subscription Receipt Agent.

ARTICLE NINE
 SUPPLEMENTAL AGREEMENTS AND SUCCESSOR CORPORATIONS

Section 9.01 Provision for Supplemental Agreements for Certain Purposes

From time to time the Corporation (when authorized by the directors) and the Subscription Receipt Agent may, with the prior consent of the Lead Agent, such consent not to be unreasonably withheld, subject to the provisions hereof, and will when so directed hereby, execute and deliver by their proper officers Agreements or instruments supplemental hereto, which thereafter will form part hereof, for any or all of the following purposes:

(a)

adding hereto such additional covenants and enforcement provisions as in the opinion of counsel are necessary or advisable, and are not in the opinion of the Subscription Receipt Agent, relying on opinion of counsel, prejudicial to the interest of the Subscription Receiptholders;

(b)	giving effect to any Extraordinary Resolution passed as provided in Article Eight hereof;

(c)

adding to, deleting or altering the provisions hereof in respect of the conversion of Subscription Receipt Certificates, and making any modification in the form of the Subscription Receipt Certificates that does not affect the substance thereof;

(d)

modifying any provision of this Agreement (including, without limitation, making any modification which increases the number or amount of Common Shares issuable pursuant to the Subscription Receipts) or relieving the Corporation from any obligation, condition or restriction herein contained, except that no such modification or relief will be or become operative or effective if in the opinion of counsel it would impair any right of the Subscription Receiptholders or of the Subscription Receipt Agent, and the Subscription Receipt Agent may in its uncontrolled discretion decline to enter into any such supplemental Agreement which in its opinion will not afford adequate protection to the Subscription Receipt Agent when it becomes operative; and

(e)

for any other purpose not inconsistent with the terms of this Agreement, including the correction or rectification of any ambiguity, defective or inconsistent provision, error or omission herein, if in the opinion of counsel, the rights of the Subscription Receipt Agent and of the Subscription Receiptholders are not prejudiced thereby.

Section 9.02 Successor Corporations

In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Corporation as an entirety, or substantially as an entirety, to another corporation or other entity, the successor corporation or other entity resulting from such consolidation, amalgamation, arrangement, merger or transfer (if not the Corporation) will be bound by the provisions hereof and for the due and punctual performance and observance of each and every covenant and obligation contained in this Agreement to be performed by the Corporation and will execute and deliver to the Subscription Receipt Agent a supplemental Agreement and such other instruments as are satisfactory in form to the Subscription Receipt Agent and in the opinion of counsel are necessary or advisable to evidence the express assumption by the successor corporation of such obligations.

ARTICLE TEN
 CONCERNING SUBSCRIPTION RECEIPT AGENT

Section 10.01 Rights and Duties of Subscription Receipt Agent

(a)

Duty of Subscription Receipt Agent: In the exercise of the rights and duties prescribed or conferred by the terms of this Agreement, the Subscription Receipt Agent will act honestly and in good faith and will exercise that degree of care, diligence and skill that a reasonably prudent subscription receipt agent would exercise in comparable circumstances. The Subscription Receipt Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof; nor shall the Subscription Receipt Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Subscription Receipt Agent and in the absence of any such notice the Subscription Receipt Agent may for all purposes of this Agreement conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained therein. Any such notice shall in no way limit any discretion herein given to the Subscription Receipt Agent to determine whether or not the Subscription Receipt Agent shall take action with respect to any default.

(b)	No Relief From Liability: No provision of this Agreement will be construed to relieve the Subscription Receipt Agent from liability for its own grossly negligent act, wilful misconduct or bad faith.

(c)

Actions: The obligation of the Subscription Receipt Agent to commence or continue any act, action or proceeding in connection herewith including, without limitation, for the purpose of enforcing any right of the Subscription Receipt Agent or the Subscription Receiptholders hereunder is on the condition that the Subscription Receipt Agent shall have received a Subscription Receiptholders’ Request specifying the act, action or proceeding which the Subscription Receipt Agent is requested to take and, when required by notice to the Subscription Receiptholders by the Subscription Receipt Agent, the Subscription Receipt Agent is furnished by one or more Subscription Receiptholders with sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Subscription Receipt Agent to protect and hold it harmless against the costs, charges, expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof.

(d)

Funding: No provision of this Agreement will require the Subscription Receipt Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless it is so indemnified and funded.

(e)

Deposit of Subscription Receipts: The Subscription Receipt Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Subscription Receiptholders at whose instance it is acting to deposit with the Subscription Receipt Agent the Subscription Receipt Certificates held by them, for which certificates the Subscription Receipt Agent will issue receipts.

(f)

Restriction: Every provision of this Agreement that relieves the Subscription Receipt Agent of liability or entitles it to rely on any evidence submitted to it is subject to the provisions of Applicable Legislation.

(g)

Right not to Act / Right to Resign: The Subscription Receipt Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Subscription Receipt Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Subscription Receipt Agent, in its sole judgment, determine at any time that its acting under this Subscription Receipt Agreement has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days’ written notice to the Corporation and the Lead Agent, provided (i) that the Subscription Receipt Agent’s written notice shall describe the circumstances of such non-compliance and (ii) that, if such circumstances are rectified to the Subscription Receipt Agent’s satisfaction within such 10-day period, then such resignation shall not be effective.

Section 10.02 Evidence, Experts and Advisers

(a)

Evidence: In addition to the reports, certificates, opinions and other evidence required by this Agreement, the Corporation will furnish to the Subscription Receipt Agent such additional evidence of compliance with any provision hereof, and in such form, as is prescribed by Applicable Legislation or as the Subscription Receipt Agent reasonably requires by written notice to the Corporation.

(b)

Reliance by Subscription Receipt Agent: In the exercise of any right or duty hereunder the Subscription Receipt Agent, if it is acting in good faith, may act and rely, as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Subscription Receipt Agent pursuant to a provision hereof or of Applicable Legislation or pursuant to a request of the Subscription Receipt Agent, if such evidence complies with Applicable Legislation and the Subscription Receipt Agent examines such evidence and determines that it complies with the applicable requirements of this Agreement.

(c)

Statutory Declaration: Whenever Applicable Legislation requires that evidence referred to in Section 10.02(a) hereof be in the form of a statutory declaration, the Subscription Receipt Agent may accept such statutory declaration in lieu of a Certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by any one or more of the Chairman, President and Chief Executive Officer, Chief Financial Officer or Secretary of the Corporation or by any other officer(s) or director(s) of the Corporation to whom such authority is delegated by the directors from time to time. In addition, the Subscription Receipt Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, direction, instruction, statement, instrument, opinion, report, notice, request, consent, order, letter, telegram, cablegram or other paper or document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties.

(d)

Proof of Execution: Proof of the execution of any document or instrument in writing, including a Subscription Receiptholders’ Request, by a Subscription Receiptholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution, or in any other manner that the Subscription Receipt Agent considers adequate and in respect of a corporate Subscription Receiptholder, shall include a certificate of incumbency of such Subscription Receiptholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument.

(e)

Experts: The Subscription Receipt Agent may employ or retain such counsel, accountants, appraisers, or other experts or advisers as it reasonably requires for the purpose of determining and discharging its rights and duties hereunder and may pay the reasonable remuneration and disbursements for all services so performed by any of them, without taxation of costs of any counsel, and will not be responsible for any misconduct or negligence on the part of any of them who has been selected with due care by the Subscription Receipt Agent. The Corporation shall pay or reimburse the Subscription Receipt Agent for any reasonable fees of such counsel, accountants, appraisers, or other experts or advisors. The Subscription Receipt Agent may act and rely and shall be protected in acting or not acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraisers or other expert or advisor, whether retained or employed by the Corporation or by the Subscription Receipt Agent, in relation to any matter arising in the administration of the duties and obligations hereof.

Section 10.03 Documents, Money, Etc. held by Subscription Receipt Agent

(a)

Safekeeping: Any security, document of title or other instrument that may at any time be held by the Subscription Receipt Agent subject to the provisions of this Agreement hereof may be placed in the deposit vaults of the Subscription Receipt Agent or of any Canadian chartered bank or deposited for safekeeping with any such bank.

(b)

Interest: Except in the circumstances described in Section 6.02 and Section 6.03 hereof, all interest received by the Subscription Receipt Agent in respect of such deposits and investments will belong to the Corporation.

Section 10.04 Action by Subscription Receipt Agent to Protect Interests

The Subscription Receipt Agent will have power to institute and to maintain such actions and proceedings as it considers necessary or expedient to protect or enforce its interests and the interests of the Subscription Receiptholders.

Section 10.05 Subscription Receipt Agent not Required to Give Security

The Subscription Receipt Agent will not be required to give any bond or security in respect of the execution of the duties and obligations and powers of this Agreement.

Section 10.06 Protection of Subscription Receipt Agent

(a)	Protection: By way of supplement to the provisions of any law for the time being relating to subscription receipt agents, it is expressly declared and agreed that:

(i)

the Subscription Receipt Agent will not be liable for or by reason of, or required to substantiate, any statement of fact, representation or recital in this Agreement or in the Subscription Receipt Certificates (except the representation contained in Section 10.08 or in the certificate of the Subscription Receipt Agent on the Subscription Receipt Certificates or other representation of the Subscription Receipt Agent made herein or therein), but all such statements or recitals are and will be deemed to be made by the Corporation;

(ii)

nothing herein contained will impose on the Subscription Receipt Agent any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Agreement or any instrument ancillary or supplemental hereto;

(iii)	the Subscription Receipt Agent will not be bound to give notice to any person of the execution hereof;

(iv)

the Subscription Receipt Agent will not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach by the Corporation of any obligation or covenant herein contained or of any act of any director, officer, employee or agent of the Corporation;

(v)

the Subscription Receipt Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Corporation and in the Subscription Receipts and generally may contract and enter into financial transactions with the Corporation or any related corporation without being liable to account for any profit made thereby;

(vi)

the Subscription Receipt Agent shall incur no liability with respect to the delivery or non-delivery of any certificate or certificates whether delivered by hand, mail or any other means provided that they are sent in accordance with the provisions hereof;

(vii)

if the Subscription Receipt Agent delivers any cheque as required hereunder, the Subscription Receipt Agent shall have no further obligation or liability for the amount represented thereby, unless any such cheque is not honoured on presentation, provided that in the event of the non-receipt of such cheque by the payee, or the loss or destruction thereof, the Subscription Receipt Agent, upon being furnished with reasonable evidence of such non-receipt, loss or destruction and, if required by the Subscription Receipt Agent, an indemnity reasonably satisfactory to it, shall issue to such payee a replacement cheque for the amount of such cheque; and

(viii)

the Subscription Receipt Agent will disburse funds in accordance with the provisions hereof only to the extent that funds have been deposited with it. The Subscription Receipt Agent shall not under any circumstances be required to disburse funds in excess of the amounts on deposit with the Subscription Receipt Agent at the time of disbursement.

(b)

Indemnity: In addition to and without limiting any protection of the Subscription Receipt Agent hereunder or otherwise by law, the Corporation agrees to indemnify the Subscription Receipt Agent, its agents, employees, directors and officers (each an “Indemnified Person”), and save each Indemnified Person harmless from all liabilities, suits, damages, costs, expenses and actions which may be brought against or suffered by it arising out of or connected with the performance by the Subscription Receipt Agent of its duties hereunder except to the extent that such liabilities, suits, damages, costs and actions are attributable to the gross negligence, wilful misconduct or bad faith of the Subscription Receipt Agent or an Indemnified Person. Notwithstanding any other provision hereof, this indemnity shall survive any removal or resignation of the Subscription Receipt Agent, discharge of this Agreement and termination of any duties and obligations hereunder.

Section 10.07 Replacement of Subscription Receipt Agent

(a)

Resignation: The Subscription Receipt Agent may resign and be discharged from all further duties and liabilities hereunder, except as provided in this Section, by giving to the Corporation, the Lead Agent and the Subscription Receiptholders not less than 60 days notice in writing or, if a new Subscription Receipt Agent has been appointed, such shorter notice as the Corporation accepts as sufficient provided that such resignation and discharge shall be subject to the appointment of a successor thereto in accordance with the provisions hereof.

(b)	Removal: The Subscription Receiptholders by Extraordinary Resolution may at any time remove the Subscription Receipt Agent and appoint a new Subscription Receipt Agent.

(c)

Appointment of New Subscription Receipt Agent: If the Subscription Receipt Agent so resigns or is so removed or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, the Corporation will forthwith appoint a new Subscription Receipt Agent unless a new Subscription Receipt Agent has already been appointed by the Subscription Receiptholders.

(d)

Failure to Appoint: Failing such appointment by the Corporation, the retiring Subscription Receipt Agent or any Subscription Receiptholder may apply at the expense of the Corporation to the Superior Court of Ontario, on such notice as the Court directs, for the appointment of a new Subscription Receipt Agent.

(e)

New Subscription Receipt Agent: Any new Subscription Receipt Agent appointed under this Section must be a corporation authorized to carry on the business of a transfer agent or trust company in Ontario and, if required by the Applicable Legislation of any other province, in such other province. On any such appointment the new Subscription Receipt Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Subscription Receipt Agent without any further assurance, conveyance, act or deed, but there will be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as, in the opinion of counsel, are necessary or advisable for the purpose of assuring the transfer of such powers, rights, duties and responsibilities to the new Subscription Receipt Agent including, without limitation, an appropriate instrument executed by the new Subscription Receipt Agent accepting such appointment and, at the request of the Corporation, the predecessor Subscription Receipt Agent shall, upon payment of its outstanding remuneration and expenses, execute and deliver to the new Subscription Receipt Agent an appropriate instrument transferring to such new Subscription Receipt Agent all rights and powers of the Subscription Receipt Agent hereunder, and shall duly assign, transfer and deliver to the new Subscription Receipt Agent all securities, property and all records kept by the predecessor Subscription Receipt Agent hereunder or in connection therewith. Any new Subscription Receipt Agent so appointed by the Corporation or by the Court will be subject to removal as aforesaid by the Subscription Receiptholders and by the Corporation.

(f)

Notice of New Subscription Receipt Agent: On the appointment of a new Subscription Receipt Agent, the Corporation will promptly give notice thereof to the Subscription Receiptholders in accordance with Section 11.02(a) hereof.

(g)

Successor Subscription Receipt Agent: A corporation into or with which the Subscription Receipt Agent is merged or consolidated or amalgamated, or a corporation succeeding to the business of the Subscription Receipt Agent, will be the successor to the Subscription Receipt Agent hereunder without any further act on its part or on the part of any party hereto if such corporation would be eligible for appointment as a new Subscription Receipt Agent under Section 10.07(e) hereof.

(h)

Certificates: A Subscription Receipt Certificate certified but not delivered by a predecessor Subscription Receipt Agent may be delivered by the new or successor Subscription Receipt Agent in the name of the predecessor Subscription Receipt Agent or successor Subscription Receipt Agent.

Section 10.08 Conflict of Interest

The Subscription Receipt Agent represents to the Corporation that at the time of the execution and delivery hereof no material conflict of interest exists between its role as an agent hereunder and its role in any other capacity and if a material conflict of interest arises hereafter it will, within 90 days after ascertaining that it has such material conflict of interest, either eliminate the conflict of interest or resign its duties and obligations hereunder.

Section 10.09 Acceptance of Duties and Obligations

The Subscription Receipt Agent hereby accepts the duties and obligations in this Agreement declared and provided for and agrees to perform them on the terms and conditions herein set forth. The Subscription Receipt Agent accepts the duties and responsibilities under this Agreement solely as custodian, bailee and agent. No trust is intended to be or will be created hereby and the Subscription Receipt Agent shall owe no duties hereunder as a trustee.

ARTICLE ELEVEN
GENERAL

Section 11.01 Notice to the Corporation and Subscription Receipt Agent

(a)

Corporation: Unless herein otherwise expressly provided, a notice to be given hereunder to the Corporation or the Subscription Receipt Agent will be validly given if delivered or if sent by registered letter, postage prepaid, or if sent by facsimile transmission (if receipt of such transmission is confirmed):

(i)	if to the Corporation:

Energy Fuels Inc.
Attn: Stephen P. Antony
President and Chief Executive Officer
2 Toronto Street
Suite 500
Toronto, Ontario M5C 2B6 Facsimile: (416) 214 2810;

with a copy to:

Borden Ladner Gervais LLP
Attn: Mark F. Wheeler
40 King Street West, Scotia Plaza, Suite 4400
Toronto, Ontario M5H 3Y4 Facsimile: (416) 361-7376;

(ii)	if to the Lead Agent, to:

c/o Dundee Securities Ltd.
Attn: David G. Anderson
Vice Chairman, Investment Banking
1 Adelaide Street East
Suite 2700
Toronto, Ontario M5C 2V9 Facsimile: (416) 849-1380;

with a copy to:

Fraser Milner Casgrain LLP
Attn: Abbas Ali Khan
77 King Street West
Suite 400
Toronto, Ontario M5X 1B2 Facsimile: (416) 863-4592; and

(iii)	if to the Subscription Receipt Agent:

CIBC Mellon Trust Company c/o Canadian Stock Transfer Company Attn: Christopher de Lima
320 Bay Street, 3rd Floor
Toronto, ON M5H 4A6
Facsimile: 1-877-715-0494;

and any such notice delivered or sent in accordance with the foregoing will be deemed to have been received on the date of delivery or facsimile transmission or, if mailed, on the second Business Day following the day of the mailing of the notice. The original of any document sent by facsimile transmission to the Subscription Receipt Agent shall be subsequently mailed to the Subscription Receipt Agent.

(b)

Change of Address: The Corporation or the Subscription Receipt Agent, as the case may be, may from time to time notify the other in the manner provided in Section 11.01(a) hereof of a change of address which, from the effective date of such notice and until changed by like notice, will be the address of the Corporation or the Subscription Receipt Agent, as the case may be, for all purposes of this Agreement.

(c)

Postal Interruption: If, by reason of a strike, lockout other work stoppage, actual or threatened, involving Canadian postal employees, a notice to be given to the Subscription Receipt Agent, the Lead Agent or to the Corporation hereunder could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is delivered to an officer of the party to which it is addressed. Any notice delivered in accordance with the foregoing will be deemed to have been received on the date of delivery to such officer.

Section 11.02 Notice to Subscription Receiptholders

(a)

Notice: Unless herein otherwise expressly provided, a notice to be given hereunder to Subscription Receiptholders will be deemed to be validly given if the notice is sent by ordinary surface or air mail, postage prepaid, addressed to the Subscription Receiptholders or delivered (or so mailed to certain Subscription Receiptholders and so delivered to the other Subscription Receiptholders) at their respective addresses appearing on any of the registers of holders described in Section 3.01 hereof, provided, however, that if, by reason of a strike, lockout or other work stoppage, actual or threatened, involving Canadian postal employees, the notice could reasonably be considered unlikely to reach or likely to be delayed in reaching its destination, the notice will be valid and effective only if it is so delivered or is given by publication twice in the Report on Business Section in the national edition of

The Globe and Mail.

(b)

Date of Notice: A notice so given by mail or so delivered will be deemed to have been given on the first Business Day after it has been mailed or on the day on which it has been delivered, as the case may be, and a notice so given by publication will be deemed to have been given on the day on which it has been published as required. In determining under any provision hereof the date when notice of a meeting or other event must be given, the date of giving notice will be included and the date of the meeting or other event will be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Subscription Receiptholder will not invalidate any action or proceeding founded thereon.

Section 11.03 Satisfaction and Discharge of Agreement

If all the Common Shares and Warrants comprising the Units required to be issued in compliance with the provisions hereof have been issued hereunder in accordance with such provisions and if all payments required to be made in compliance with the provisions of this Agreement have been made in accordance with such provisions, this Agreement will cease to be of further effect and, on demand of and at the cost and expense of the Corporation and on delivery to the Subscription Receipt Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Agreement have been complied with and on payment to the Subscription Receipt Agent of the fees and other remuneration payable to the Subscription Receipt Agent, the Subscription Receipt Agent will execute proper instruments acknowledging the satisfaction of and discharging this Agreement.

Section 11.04 Sole Benefit of Parties and Subscription Receiptholders

Nothing in this Agreement or the Subscription Receipt Certificates, expressed or implied, will give or be construed to give to any person other than the parties hereto and the Subscription Receiptholders, as the case may be, any legal or equitable right, remedy or claim under this Agreement or the Subscription Receipt Certificates, or under any covenant or provision herein or therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Subscription Receiptholders.

Section 11.05 Discretion of Directors

Any matter provided herein to be determined by the directors will be determined by the directors in their sole discretion, acting reasonably, and a determination so made will be conclusive.

Section 11.06 Agreement to Prevail

To the extent of any discrepancy or inconsistency between the terms and conditions of this Agreement and the Subscription Receipt Certificate, the terms of this Agreement shall prevail.

Section 11.07 Force Majeure

No Party shall be liable to the other, or held in breach of this Agreement, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Agreement shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 11.07.

Section 11.08 Privacy Consent

The Parties acknowledge that the Subscription Receipt Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a)	to provide the services required under this Agreement and other services that may be requested from time to time;

(b)	to help the Subscription Receipt Agent manage its servicing relationships with such individuals;

(c)	to meet the Subscription Receipt Agent’s legal and regulatory requirements; and

(d)	if Social Insurance Numbers are collected by the Subscription Receipt Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Subscription Receipt Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Agreement for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Subscription Receipt Agent shall make available on its website or upon request, including revisions thereto. Further, each party agrees that it shall not provide or cause to be provided to the Subscription Receipt Agent any personal information relating to an individual who is not a Party to this Agreement unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

Section 11.09 Counterparts and Formal Date

This Agreement may be executed in several counterparts, each of which when so executed will be deemed to be an original and such counterparts together will constitute one and the same instrument and notwithstanding the date of their execution will be deemed to be dated as of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Subscription Receipt Agreement as of the day and year first above written.

ENERGY FUELS INC.

By:	(signed) “Stephen P. Antony”
	Name:	Stephen P. Antony
	Title:	President and Chief Executive Officer

DUNDEE SECURITIES LTD.

By:	(signed) “David G. Anderson”
	Name:	David G. Anderson
	Title:	Vice Chairman, Investment Banking

CIBC MELLON TRUST COMPANY

By:	(signed) “Pat Lee”
	Name:	Pat Lee
Authorized Signatory

By:	(signed) “T. Taccogna”
	Name:	T. Taccogna
Authorized Signatory

SCHEDULE A TO THE SUBSCRIPTION RECEIPT AGREEMENT
DATED JUNE 21, 2012 BETWEEN ENERGY FUELS INC.,
DUNDEE SECURITIES LTD. AND
CIBC MELLON TRUST COMPANY

SUBSCRIPTION RECEIPT CERTIFICATE

UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE OCTOBER 22, 2012.

[Certificates representing Subscription Receipts issued to U.S. Person, a Person in the United States or to Persons for the account or benefit of a U.S. Person or a Person in the United States, as well as all certificates issued in exchange for or in substitution thereof, must bear the following legend.]

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF ENERGY FUELS INC. (THE “COMPANY”) THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES, IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS, (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 OR RULE 144A THEREUNDER, IF AVAILABLE, OR (D) IN ANOTHER TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT, IN EACH CASE IN COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT IN THE CASE OF TRANSFERS PURSUANT TO (C) OR (D) ABOVE, A LEGAL OPINION SATISFACTORY TO THE COMPANY MUST FIRST BE PROVIDED TO THE COMPANY’S TRANSFER AGENT AND, IN THE CASE OF TRANSFERS PURSUANT TO (B) ABOVE, THE COMPANY’S TRANSFER AGENT MAY REQUIRE SUCH A LEGAL OPINION.

DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

[Certificates issued to CDS must bear the following legend.]

UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO ENERGY FUELS INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS & CO., OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS & CO. OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS & CO., HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.

Certificate Number: ______________________	Number of Subscription Receipts: _________________________

SUBSCRIPTION RECEIPTS

Convertible for Units of Energy Fuels Inc.

THIS IS TO CERTIFY THAT, for value received, ___________________ (the “holder”) is the registered holder of the number of Subscription Receipts (the “Subscription Receipts”) specified above of Energy Fuels Inc. (the “Corporation”) and is thereby entitled, without payment of any additional consideration, to receive Units (as defined in the Subscription Receipt Agreement hereinafter referred to) of the Corporation after the Release Date (as defined in the Subscription Receipt Agreement hereinafter referred to) on the basis of one Common Share and one-half of one Warrant for each Subscription Receipt.

This Subscription Receipt Certificate represents Subscription Receipts of the Corporation issued under the provisions of a subscription receipt agreement (which agreement, together with all instruments supplemental or ancillary thereto, is herein referred to as the “Subscription Receipt Agreement”) dated as of June 21, 2012 between the Corporation, Dundee Securities Ltd. (the “Lead Agent”) and CIBC Mellon Trust Company (the “Subscription Receipt Agent”). Reference is hereby made for particulars of the rights of the holders of the Subscription Receipts, the Corporation and the Subscription Receipt Agent in respect thereof and of the terms and conditions upon which the Subscription Receipts are issued and held, all to the same effect as if the provisions of the Subscription Receipt Agreement were herein set forth in full, to all of which the holder, by acceptance hereof, assents. In the event of a conflict between the provisions of this Subscription Receipt Certificate and the Subscription Receipt Agreement, the terms of the Subscription Receipt Agreement shall govern. The Corporation will furnish to the holder, on request, a copy of the Subscription Receipt Agreement. Unless otherwise defined herein, words and terms with the initial letter or letters thereof capitalized shall have the meanings given to such words and terms in the Subscription Receipt Agreement.

The Subscription Receipts represented by this Subscription Receipt Certificate will be automatically converted by the Subscription Receipt Agent for and on behalf of the holder immediately upon receipt by the Subscription Receipt Agent of a Release Notice executed by the Corporation and the Lead Agent and the holder will be deemed to have subscribed for the Common Shares and Warrants issuable on the conversion of such Subscription Receipts without the taking of any action by the holder, including the surrender of this Subscription Receipt Certificate and the payment of additional consideration, which will thereupon be cancelled by the Subscription Receipt Agent. Upon the satisfaction of the Escrow Release Conditions immediately prior to the closing of the Transaction, the Corporation will deliver to the Lead Agent a Release Notice duly executed by the Corporation. Upon receipt of the Release Notice from the Corporation, the Agents will review the Release Notice and, unless the Lead Agent in good faith contest any of the statements contained therein, the Lead Agent will, immediately prior to the closing of the Transaction (i) execute the Release Notice in acknowledgement thereof; and (ii) deliver the Release Notice, jointly executed by the Corporation and the Lead Agent, to the Subscription Receipt Agent. For greater certainty, the Subscription Receipts represented by this certificate may not be converted by the holder and may only be converted pursuant to the foregoing automatic conversion.

Pursuant to the Subscription Receipt Agreement, the Release Date is the date on which the Subscription Receipt Agent receives the Release Notice from the Corporation and the Lead Agent in the form required under the Subscription Receipt Agreement, which notice will inform the Subscription Receipt Agent of the completion of the Transaction.

In the event that (i) the Release Notice is not delivered to the Subscription Receipt Agent prior to the Termination Time, or (ii) a Termination Notice is delivered to the Subscription Receipt Agent by either the Corporation or the Lead Agent, all of the Subscription Receipts shall, without any action on the part of the holders thereof (including the surrender of Subscription Receipt Certificates), be cancelled by the Subscription Receipt Agent and holders of Subscription Receipts shall thereafter have no rights thereunder except to receive, and the Subscription Receipt Agent shall pay to such holders from the Proceeds, an amount equal to $0.23 per Subscription Receipt, together with any interest accrued and actually earned thereon (less any withholding tax required to be withheld in respect thereof), all as more particularly set out in the Subscription Receipt Agreement.

The holder of this Subscription Receipt is cautioned that in the event that the Subscription Receipts are deemed to be converted or are cancelled, certificates representing the Common Shares and Warrants or cheque, as the case may be, will be mailed or delivered to the latest address of record of the registered holder or to the direction of the registered holder.

On and after the date of conversion of the Subscription Receipts represented by this Subscription Receipt Certificate, the holder will have no rights hereunder except to receive certificates representing the Common Shares and Warrants comprising the Units issued upon the conversion thereof to such holder.

The Corporation will not be obligated after the aggregation of the number of Common Shares to be issued to a holder of Subscription Receipts to issue any fraction of a Common Share on the conversion of Subscription Receipts. A holder of Subscription Receipts shall not be entitled to receive a cash payment or any other compensation in respect of any such fraction of a Common Share.

No Common Shares or Warrants will be issued pursuant to the conversion of any Subscription Receipt if the issue of such security would constitute a violation of the securities laws of any applicable jurisdiction.

The Subscription Receipt Agreement contains provisions making binding on all holders of Subscription Receipts outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by holders of a specified majority of all outstanding Subscription Receipts.

On presentation at the principal office of the Subscription Receipt Agent in Toronto, Ontario subject to the provisions of the Subscription Receipt Agreement and on compliance with the reasonable requirements of the Subscription Receipt Agent, one or more Subscription Receipt Certificates may be exchanged at no cost to the holder for one or more Subscription Receipt Certificates of different denominations representing in the aggregate the same number of Subscription Receipts as the Subscription Receipt Certificate or Subscription Receipt Certificates being exchanged.

The Subscription Receipts evidenced by this Subscription Receipt Certificate may not be transferred without the prior written consent of the Corporation.

The holding of this Subscription Receipt Certificate will not constitute the holder a shareholder of the Corporation or entitle such holder to any right or interest in respect thereof except as otherwise provided in the Subscription Receipt Agreement.

This Subscription Receipt Certificate will not be valid for any purpose until it has been certified by or on behalf of the Subscription Receipt Agent for the time being under the Subscription Receipt Agreement.

Time is of the essence hereof.

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IN WITNESS WHEREOF the Corporation has caused this Subscription Receipt Certificate to be signed by its officers or other individuals duly authorized in that behalf as of June 21, 2012.

ENERGY FUELS INC.

By:

This Subscription Receipt Certificate is one of the Subscription Receipt Certificates referred to in the Subscription Receipt Agreement.

Countersigned ____________, 2012.

CIBC MELLON TRUST COMPANY

By:

SCHEDULE B TO THE SUBSCRIPTION RECEIPT AGREEMENT
DATED JUNE 21, 2012 BETWEEN ENERGY FUELS INC.,
DUNDEE SECURITIES LTD., AND
CIBC MELLON TRUST COMPANY

RELEASE NOTICE

TO:	CIBC MELLON TRUST COMPANY

AND TO:	DUNDEE SECURITIES LTD.

Reference is made to the subscription receipt agreement dated June 21, 2012 (the “Subscription Receipt Agreement”) between Energy Fuels Inc. (the “Corporation”), Dundee Securities Ltd. (the “Lead Agent”) and CIBC Mellon Trust Company. Unless otherwise defined herein, words and terms with the initial letter or letters thereof capitalized shall have the meanings given to such words and terms in the Subscription Receipt Agreement.

The Corporation represents, warrants and confirms that:

(a)

all conditions, undertakings and other matters to be satisfied, completed and otherwise met prior to the completion of the Transaction have been satisfied, completed, waived or otherwise met, or are capable of being satisfied, completed or met, other than the satisfaction of closing conditions for which the release of the Escrow Funds is required, substantially in accordance with the Arrangement Agreement; and

(b)	the Corporation has received all necessary third party, shareholder, court, regulatory and other approvals to complete the Transaction.

Accordingly:

(a)

in accordance with Section 2.02 of the Subscription Receipt Agreement, Subscription Receipts shall entitle the holders thereof, upon automatic conversion thereof in accordance with the provisions of the Subscription Receipt Agreement, to Common Shares and Warrants, which the Subscription Receipt Agent is hereby authorized and directed to issue in accordance with the terms of the Subscription Receipt Agreement; and

(b)	in accordance with Article Six of the Subscription Receipt Agreement, the Subscription Receipt Agent is hereby authorized and directed to:

(i)

release $<> of the Escrow Funds to the Lead Agent by means of a bank draft, certified cheque or wire transfer payable to “Dundee Securities Ltd.” and in such denominations as the Lead Agent may advise in writing to the Subscription Receipt Agent; and

	(ii)	release the balance of the Escrow Funds to the Corporation by means of a bank draft, certified cheque or wire transfer to the following accounts <>.

This Release Notice, which may be signed in counterparts and delivered by facsimile, is irrevocable and shall constitute your good and sufficient authority for taking the actions described herein.

Dated this _____ day of ____________, 2012.

ENERGY FUELS INC.

By:

Acknowledged as of the _____day of ____________, 2012.

DUNDEE SECURITIES LTD.

By: